Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                     Name and Address of Company

Crew Gold Corporation (“Crew”)
Abbey House
Wellington Way
Weybridge, Surrey
KT13 OTT
United Kingdom

Item 2                     Date Of Material Change

October 16, 2005

Item 3                     News Release

On October 17, 2005, Crew, together with Guinor Gold Corporation (“Guinor”), issued a joint press release via Canada Newswire disclosing a material change and filed such press release on the System for Electronic Document Analysis and Retrieval (“SEDAR”).

Item 4                     Summary Of Material Change

On October 16, 2005, Crew, Crew Acquisition Corp. (“Crew AC”), a wholly owned subsidiary of Crew, and Guinor entered into a support agreement (the “Support Agreement”) pursuant to which Crew AC agreed that, subject to the terms and conditions of the Support Agreement, it will make an offer (the “Offer”) to acquire all of the issued and outstanding common shares of Guinor (the “Shares”), including those Shares that may be issued upon the exercise of outstanding options and broker warrants.

Item 5                     Full Description Of Material Change

On October 16, 2005, Crew, Crew AC, and Guinor entered into the Support Agreement. The Support Agreement provides that, upon the terms and subject to the conditions set forth in the Support Agreement, Crew AC will make the Offer to acquire all of the outstanding Shares and that Guinor will co-operate with Crew and take all reasonable action to support the Offer.

Subject to the terms and conditions of the Support Agreement, Crew AC is required to make the Offer within 15 business days from signing the Support Agreement.

Under the Offer, each holder of Shares will be offered C$1.50 in cash for each Share owned.  The Offer cannot be extended beyond January 15, 2006.

The Support Agreement provides that the Offer is to be commenced by the mailing to Guinor shareholders of the terms of the Offer by take-over bid circular with the Offer expiring no sooner than the 36th day, and no later than the 40th day, following the date of the mailing, unless varied, withdrawn or extended.

The take up of shares under the Offer is subject to certain conditions, including (1) that there has been validly deposited under the Offer and not withdrawn at the expiration time of the Offer at least 66 2/3% of the outstanding Shares (calculated on a fully diluted basis), (2) the absence of any law or order prohibiting the transactions contemplated by the Support Agreement, (3) subject to certain exceptions, that all required consents and approvals have been received, (4) there has not been any change having a material adverse effect on Guinor, (5) subject to certain exceptions, the representations and warranties of Guinor remain materially accurate, and (6) other customary conditions. The required consents and approvals include approval by Crew’s shareholders of an increase in its authorized capital and the approval of Crew’s existing convertible bondholders to additional borrowing by Crew. In this regard, Crew has obtained written commitments from existing shareholders who hold approximately 53% of its common shares to vote in favour of the authorized capital increase. Crew has also obtained written commitments from 67% of Crew’s existing convertible bondholders to waive the prohibition on additional borrowing.

Crew AC may waive any condition of the Offer.  Crew AC may not, however, modify the minimum tender condition, decrease the consideration payable, impose additional conditions to the Offer, or vary the Offer in a manner that it is adverse to the holders of the Shares, without Guinor’s consent.

The Support Agreement contains certain termination rights for Guinor, Crew, and Crew AC and further provides that, upon termination of the Support Agreement under specified circumstances, Guinor or Crew may be required to pay the other party a termination payment of C$16 million or expense reimbursement payments of C$4 million.

Guinor is required to assist Crew AC in connection with any subsequent acquisition transaction that Crew AC may, in its sole discretion, undertake to pursue, provided that the consideration per Share offered in such subsequent acquisition transaction is at least equivalent in value to the consideration per Share offered under the Offer.

The Offer is fully financed. Crew has received private placement subscriptions for five-year senior unsecured convertible bonds for an aggregate of US $150 million.  The bonds will have an annual coupon of 6% per annum and will be convertible at the option of the holder into common shares of Crew at a conversion price of NOK 12.16 (C$ 2.23) per common share. Crew has also received guarantees to subscribe for its common shares, on a private placement basis, in the aggregate amount of US $150 million, which, together with the proceeds of the bond issues and Crew’s existing cash reserves, will be sufficient to finance the transaction.

2

Crew is intending to undertake a broader placement of common shares by way of private placement offering of subscription receipts in the range of approximately US $150-200 million that will be co-led be Pareto Securities Inc. of Norway and Sprott Securities Inc. of Canada. Proceeds from the subscription receipts placement would replace the US$ 150 million equity guarantees. Each of the guarantors who have provided the guarantees will be entitled to subscribe for and be allotted common shares under the subscription receipt placement for amount equal to no less than 75% of the amount of their guarantee commitment.

The foregoing description of the Support Agreement and the Offer does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached as “Appendix A”.

Item 6                     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                     Omitted Information

Not applicable.

Item 8                     Executive Officer

Further information regarding the matters described in this report may be obtained from Mr. Jan Vestrum, President and Chief Executive Officer, who may be contacted at +44 193 226 8762.

Item 9                     Date of Report

October 19, 2005.

“Cameron Belsher”
Cameron Belsher, Director
Crew Gold Corporation

3

APPENDIX A

CREW GOLD CORPORATION (“Parent”)

- and -

CREW ACQUISITION CORP. (“Offeror”)

- and -

GUINOR GOLD CORPORATION (“Target”)

SUPPORT AGREEMENT

dated as of October 16, 2005

Farris, Vaughan, Wills & Murphy LLP
Stikeman Elliott LLP

TABLE OF CONTENTS

Article 1 DEFINITIONS AND PRINCIPLES OF INTERPRETATION
Section 1.1	Definitions
Section 1.2	Currency
Section 1.3	Knowledge
Section 1.4	Entire Agreement
Section 1.5	Schedules
Section 1.6	Gender and Number
Section 1.7	Headings, etc.
Section 1.8	Statutes
Section 1.9	Non-Business Days

Article 2 THE OFFER AND RELATED MATTERS
Section 2.1	The Offer
Section 2.2	Mailing of the Offer Documents and the Director Circular
Section 2.3	Expiry of the Offer
Section 2.4	Modification of the Offer
Section 2.5	Take Up and Payment
Section 2.6	Target Shareholder Lists
Section 2.7	Transfer Agent
Section 2.8	Subsequent Acquisition Transaction
Section 2.9	Performance of the Offeror

Article 3 REPRESENTATIONS AND WARRANTIES
Section 3.1	Representations and Warranties of the Target
Section 3.2	Representations and Warranties of the Offeror and the Parent
Section 3.3	Investigation

Article 4 COVENANTS
Section 4.1	Mutual Covenants of the Parties
Section 4.2	Additional Covenants of the Target
Section 4.3	Additional Covenants of the Offeror and the Parent
Section 4.4	Waiver

Article 5 CONDITIONS
Section 5.1	Conditions Precedent to Making the Offer
Section 5.2	Conditions to the Offer

Article 6 ACQUISITION PROPOSALS, NON-SOLICITATION, ETC.
Section 6.1	No solicitation, etc.
Section 6.2	Notification of Acquisition Proposals
Section 6.3	Access to Information
Section 6.4	Changes in Recommendation; Approval of Superior Proposal
Section 6.5	Right to Match
Section 6.6	Confirmation

Section 6.7	Amendments to Acquisition Proposals

Article 7 TERM, TERMINATION AND TERMINATION FEE EVENTS
Section 7.1	Term
Section 7.2	Termination by Mutual Consent
Section 7.3	Termination by the Target
Section 7.4	Termination by Parent or Offeror
Section 7.5	Effect of Termination
Section 7.6	Termination Fee Events
Section 7.7	Payment of Termination Fees
Section 7.8	Payment of Expense Reimbursement Amount
Section 7.9	Liquidated Damages

Article 8 GENERAL
Section 8.1	Disclosure
Section 8.2	Assignment
Section 8.3	Governing Law
Section 8.4	Amendments
Section 8.5	Specific Performance and Other Relief
Section 8.6	Counterparts
Section 8.7	Entire Agreement
Section 8.8	Time
Section 8.9	Notices
Section 8.10	Expenses
Section 8.11	Further Assurances
Section 8.12	Waiver
Section 8.13	Language

2

SUPPORT AGREEMENT

THIS AGREEMENT made as of the 16th day of October, 2005

BETWEEN:

CREW GOLD CORPORATION, a corporation incorporated under the laws of the Yukon Territory

(hereinafter referred to as the “Parent”)

- and -

CREW ACQUISITION CORP., a corporation incorporated under the laws of Canada

(hereinafter referred to as the “Offeror”)

- and -

GUINOR GOLD CORPORATION, a corporation incorporated under the laws of the Yukon Territory

(hereinafter referred to as the “Target”).

RECITALS

(1)           The Offeror desires to acquire all of the Shares and is prepared to make an offer by way of a take-over bid to purchase the Shares;

(2)           The Board has determined, after receiving legal and financial advice and following the review and receipt of a recommendation from its special committee of directors, that the consideration per Share offered pursuant to the Offer is fair to the holders of Shares and that the Offer is in the best interests of the Target and the Board has approved this Agreement and has resolved to support and to recommend that holders of Shares accept the Offer.

THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto, the Parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

Section 1.1            Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

“2005 Stock Option Plan” means the 2005 stock option plan of the Target;

“Acquisition Proposal” means, other than from the Offeror or an affiliate thereof, any merger, amalgamation, business combination, strategic alliance, statutory arrangement, recapitalization, take-over bid, sale of material assets (or any lease, long term supply agreement or other arrangement having the same effect as a sale of material assets), liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving the Target and/or the Target Subsidiaries, or a proposal to do so, excluding the Offer;

“Advance the LEFA Corridor Gold Project” means those actions described in the Disclosure Letter of the Target under the heading “Advance the LEFA Corridor Gold Project” related to the construction, development and expansion of that portion of the Dinguiraye Concession known as the Lero-Karta/Fayalala corridor comprising approximately 100km2 of the northeast portion of the Dinguiraye Concession;

“Agreement” means this support agreement including the schedules hereto as the same may be supplemented or amended in writing from time to time;

“Board” means the board of directors of the Target;

“Business Day” means any day other than a Saturday, Sunday, or a statutory or civic holiday observed in the Province of Ontario, Canada, London, England, or Oslo, Norway;

“Charter Documents” means articles and by-laws and similar constating documents of a corporation or a company;

“Confidential Information” has the meaning set forth in the Confidentiality Agreement;

“Confidentiality Agreement” means the confidentiality agreement between Parent and the Target dated September 26, 2005, as extended or amended from time to time;

“Compulsory Acquisition” means a compulsory acquisition pursuant to the compulsory acquisition provisions of Part 16 of the YBCA;

“Contaminant” means and includes, without limitation, any pollutants, dangerous substances, dangerous goods, hazardous wastes, hazardous materials, hazardous substances or contaminants as defined, judicially interpreted or identified in or for the purposes of any Environmental Laws;

“CSA” means Canadian Securities Administrators;

“Data Room Information” means the documents listed in the index attached to the Disclosure Letter of Target made available by the Target to the Parent or its legal counsel;

“Directors’ Circular” means the directors’ circular of the Board relating to the Offer, as amended from time to time;

“Disclosure Letter of Target” means the letter of the Target dated the date of this Agreement and delivered by the Target to the Offeror and the Parent concurrently herewith;

“Disclosure Letter of Parent and Offeror” means the letter of the Parent and the Offeror dated the date of this Agreement and delivered by the Parent and the Offeror to the Target concurrently herewith;

“Effective Date” means the first date on which the Offeror has first taken up and paid for Shares under the Offer;

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Environmental Laws” means and includes, without limitation, any and all federal, provincial, state, municipal, national, foreign or local laws, statutes, regulations imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation) and under common law;

“Equivalent Insurance” means an insurance policy that is substantially equivalent in terms of amount, scope, exclusions, deductibles and limitations to the Target’s current directors’ and officers’ liability insurance policy;

“Executive Employment Agreements” means collectively, the Amended and Restated Employment Agreements between Target and each of Trevor Schultz, Gary Townsend and John Barker, each dated July 1, 2005, and the Amended and Restated Employment Agreement between Target and Andrew Pardey dated July 15, 2005;

“Expense Reimbursement Amount” means $4,000,000;

“GAAP” means generally accepted accounting principles in Canada;

“Governmental Entity” means any (i) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court,

commission, commissioner, tribunal, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing or (iii) any quasi-governmental, self-regulating or private body exercising any regulatory, expropriation, or taxing authority under or for the account of any of the foregoing, including the TSX and the OSE;

“including”, “includes” or similar expressions are not intended to be limiting and are deemed to be followed by the expression “without limitation”;

“Latest Mailing Time” means, subject to Section 2.2, 11:59 p.m. (Toronto time) on the fifteenth (15th) Business Day after the date hereof;

“Material Adverse Effect” means any change or effect that has, or would reasonably be expected to have, a material and adverse effect on the business, operations, affairs, assets, properties, liabilities (including contingent liabilities), results of operations (financial or otherwise) or financial condition of, where such term is used in connection with the Target, the Target and the Target Subsidiaries on a consolidated basis, or where such term is used in connection with the Parent or the Offeror, the Parent and the subsidiaries of the Parent on a consolidated basis, provided, however, that changes and effects relating to:

(i)            the general economic or political conditions in Canada, the United States or the United Kingdom or the securities markets including changes in international financial or currency exchange markets;

(ii)           the price of gold;

(iii)          any matter or thing affecting the mining industry generally (so long as in such case, the Target or the Parent, as the case may be, is not disproportionately affected);

(iv)          the announcement of the transactions contemplated by this Agreement or any Acquisition Proposal or other communication by the Offeror of its plans or intentions with respect to any of the businesses of the Target or any of the Target Subsidiaries;

(v)           the consummation of the transactions contemplated by this Agreement or any actions by the Parent, the Offeror or the Target taken pursuant to this Agreement; or

(vi)          any change in the market price or trading volume of any of the Shares,

shall be deemed not to constitute a “Material Adverse Effect” and shall not be considered in determining whether a “Material Adverse Effect” has occurred;

“Material Gold Properties” means the mineral properties and projects of the Target and the Target Subsidiaries as more particularly set out in Schedule “A” hereto and “Property” means any one of them;

“Minimum Tender Condition” shall have the meaning ascribed thereto in Section 5.2(1) hereto;

“Misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Offer” shall have the meaning ascribed thereto in Section 2.1 hereto;

“Offer Documents” means, collectively, the Offer and the take-over bid circular, the letter of transmittal and the letter of guaranteed delivery relating to the Offer, in both the English and French languages to the extent required by applicable laws, in each case as amended from time to time;

“OSE” means the Oslo Stock Exchange;

“Parent Convertible Bonds” means the 9% Parent Senior Unsecured Convertible Bond Issue 2003/2006;

“Parent Shares” means the common shares without par value in the capital of the Parent;

“Parent Termination Fee Event” has the meaning ascribed thereto in Section 7.6(1) hereto;

“Parties” means the Target, the Offeror and the Parent and “Party” means any one of them;

“Permits” means the permits and licenses set out in Schedule “A” in respect of the Material Gold Properties;

“Person” includes any individual, firm, partnership, limited partnership, joint venture, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation or Governmental Entity;

“Public Disclosure Documents” means any documents filed by the Target with the CSA prior to the date hereof;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Contaminants in the indoor or outdoor environment, including the movement of Contaminants through or in the air, soil, surface water, ground water or property;

“Required Consents and Approvals of Parent and Offeror” means the consents, waivers, approvals or authorizations of, or declarations, filings or notices to, Governmental Entities or other third parties necessary for the consummation of the transactions contemplated by this Agreement, as such are set forth in the Disclosure Letter of Parent and Offeror, to be obtained by the Parent or the Offeror;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Date;

“Securities Laws” means the Securities Act and the equivalent legislation in the other provinces and territories of Canada, applicable rules, national instruments or multilateral instruments promulgated by the CSA or by any other Canadian securities regulatory authority, the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934, and the rules promulgated by the SEC thereunder, the Norwegian Stock Exchange Act of 2000 and the Norwegian Securities Trading Act of 1997, all as now enacted or as the same may from time to time be amended, re-enacted or replaced, and the applicable rules, regulations, rulings, orders and forms made or promulgated under such statutes and the published policies of the regulatory authorities administering such statutes, as well as the rules, regulations, by-laws and policies of the TSX and the OSE;

“Shares” means the common shares without par value in the capital of the Target;

“Subsequent Acquisition Transaction” shall have the meaning ascribed thereto in Section 2.8 hereto;

“Subsidiary” means a “subsidiary entity” as defined in Ontario Securities Commission Rule 45-501 – Exempt Distributions;

“Superior Proposal” means a bona fide written Acquisition Proposal made or received prior to the Effective Date where the Board determines in good faith, after consultation with its financial and legal advisors, that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction which (i) is more favourable to the Target Shareholders from a financial point of view than the transactions contemplated by this Agreement having regard to all circumstances, and (ii) is reasonably capable of completion taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal;

“Target Broker Warrants” means the outstanding broker warrants of the Target, each of which entitles such holder to purchase one Target Share at any time prior to March 25, 2007 for $1.04;

“Target Optionholders” means the holders of Target Options;

“Target Options” means any existing rights or options to purchase Target Shares outstanding under the 2005 Stock Option Plan;

“Target Shareholders” means the holders of Shares;

“Target Termination Fee Event” has the meaning ascribed thereto in Section 7.6(2) hereto;

“Target’s Counsel” means Stikeman Elliott LLP or such other counsel as may be designated by the Target;

“Target Subsidiaries” shall have the meaning specified in Section 3.1(f) of this Agreement;

“Termination Fee” means $16 million;

“TSX” means the Toronto Stock Exchange; and

“YBCA” means the Business Corporations Act (Yukon Territory), as amended.

Section 1.2            Currency

All sums of money referred to in this Agreement shall mean Canadian funds.

Section 1.3            Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of the Target or any of the Target Subsidiaries, it shall be deemed to refer to the actual knowledge of Trevor Schultz, Gary Townsend, John Barker and Andrew Pardey after due inquiry.

Section 1.4            Entire Agreement

This Agreement, the agreements and other documents herein referred to and the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms, constitute the entire agreement between the Parties hereto pertaining to the terms of the Offer and ancillary arrangements and supersedes all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties hereto with respect to the terms of the Offer.  For greater certainty, the Parent and Offeror acknowledge that the Confidentiality Agreement shall survive the termination of this Agreement in accordance with its terms.

Section 1.5            Schedules

The following are the schedules attached to and incorporated by reference in this Agreement:

Schedule “A” – Material Gold Properties of the Target

Section 1.6            Gender and Number.

Any reference in this Agreement to gender includes all genders.  Words importing the singular number only shall include the plural and vice versa.

Section 1.7            Headings, etc.

The provision of a table of contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

Section 1.8            Statutes.

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted.

Section 1.9            Non-Business Days.

Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment shall be made or such action shall be taken on the next succeeding Business Day.

ARTICLE 2
THE OFFER AND RELATED MATTERS

Section 2.1            The Offer

The Offeror shall, subject to the terms and conditions set forth below, make an offer (the “Offer”) to purchase all of the issued and outstanding Shares, including all Shares issuable upon exercise of Target Options and Target Broker Warrants, for a price per share of $1.50 payable in cash and otherwise in accordance with, and subject to, the terms of this Agreement.

The term “Offer” shall include any amendments to or extensions of such Offer made in accordance with the terms of this Agreement, including removing or waiving any condition or extending the period during which Shares may be deposited.

Section 2.2            Mailing of the Offer Documents and the Director Circular

(1)           The Offeror shall mail the Offer Documents in accordance with applicable Securities Laws to each registered Target Shareholder, Target Optionholder and holder of a Target Broker Warrant, as soon as reasonably practicable and, in any event, not later than the Latest Mailing Time; provided, however, that if the mailing of the Offer Documents is delayed by reason of (i) an injunction or order made by a court or regulatory authority of competent jurisdiction or (ii) the Offeror or the Parent not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to mail the Offer Documents then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Latest Mailing Time shall be extended for a period ending on the earlier of 11:59 p.m. (Toronto time) on December 16, 2005 and the fifth Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable.

(2)           Prior to the mailing of the Offer Documents, the Offeror shall provide the Target with an opportunity to review and comment on the Offer Documents, recognizing that whether or not such comments are appropriate will be determined by the Offeror and its directors, acting reasonably.

(3)           The Target shall prepare and make available for distribution contemporaneously with the Offer Documents and in accordance with the terms set out in Section 2.2(1), in both the English and French languages as may be required by applicable laws, sufficient copies of the Directors’ Circular, prepared in accordance with applicable laws, which subject to Section 6.4 shall reflect the determinations and recommendations set out at Section 3.1(e) hereto.

(4)           Prior to the final approval of the Directors’ Circular by the Board, the Target shall provide the Offeror and the Parent with an opportunity to review and comment on the Directors’ Circular, recognizing that whether or not such comments are appropriate will be determined by the Target and the Board, acting reasonably.

Section 2.3            Expiry of the Offer

The Offer shall be made in accordance with applicable Securities Laws and shall expire (a) no sooner than 5:00 p.m. (Toronto time) on the 36th day after the date that the Offer is first commenced within the meaning of the Securities Act, and (b) no later than 5:00 p.m. (Toronto time) on the 40th day after the date that the Offer is first commenced within the meaning of the Securities Act, provided that the Offeror may, in its sole discretion, extend the Offer if the conditions in Section 5.2 have not been satisfied, provided further that the final expiry date of the Offer will not be later than January 15, 2006.

Section 2.4            Modification of the Offer

It is understood and agreed that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, provided that the Offeror will not, without the prior written consent of the Target, (i) modify the Minimum Tender Condition, (ii) decrease the consideration per Share, (iii) change the form of consideration payable under the Offer (other than to add additional consideration or the option to choose one or more alternative forms of consideration in addition to the form of consideration contemplated herein), (iv) impose additional conditions to the Offer or (v) otherwise vary the Offer in a manner which is adverse to the Target Shareholders, Target Optionholders and holders of Target Broker Warrants.

Section 2.5            Take Up and Payment

Subject to the satisfaction or waiver of the conditions set out in Article 5, the Offeror agrees to take up the Shares validly deposited under the Offer and to pay for such Shares in accordance with the Offer and applicable Securities Laws as soon as reasonably possible and in any event not later than three Business Days following the time at which it becomes entitled to take up such Shares under the Offer.

Section 2.6            Target Shareholder Lists

(1)           The Target shall request its transfer agent to provide to the Offeror, within three Business Days of the execution and delivery of this Agreement, a list of the registered holders of Shares and a list of participants in book-based nominee registrants such as CDS & Co. who hold Shares, together with their addresses and respective holdings of Shares. The Target shall concurrently provide the Offeror with the names, addresses and holdings of all Persons holding Target Options and Target Broker Warrants and any other rights to acquire Target Shares and the details of such rights. The Target shall from time to time furnish the Offeror with such additional information, including updated or additional lists of Target Shareholders, mailing labels and lists of securities positions and other assistance as the Offeror may reasonably request in order to be able to communicate the Offer to the Target Shareholders and to such other Persons as are entitled to receive the Offer under applicable law or pursuant to this Agreement.

(2)           The Target will make such enquiries as Target’s Legal Counsel shall advise are necessary to determine to the extent feasible the number of Target Shareholders in the United States in order to confirm the availability of exemptions for the Offer from U.S. laws respecting tender offers. The Target will make such enquiries as are necessary to determine, to the extent feasible, the number of Target Shareholders in the Province of Quebec.

Section 2.7            Transfer Agent

The Target consents to its transfer agent mailing the Offer Documents to the Target Shareholders and to such other Persons as are entitled to receive the Offer on behalf of the Offeror and to acting as depositary under the Offer.

Section 2.8            Subsequent Acquisition Transaction

If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Shares (other than any Shares held at the date of the Offer by or on behalf of the Offeror or an affiliate or associate of the Offeror, as those terms are defined under the YBCA), the Offeror shall use its reasonable best efforts, to the extent permitted by applicable law, to acquire the remainder of the Shares from those Target Shareholders who have not accepted the Offer pursuant to a Compulsory Acquisition at the same price as in the Offer. If that statutory right of acquisition is not available, the Offeror may pursue other means of acquiring the remaining Shares not tendered to the Offer.  If the Offeror takes up and pays for Shares under the Offer representing at least 66-2/3% of the Shares (on a fully-diluted basis), the Target agrees to cooperate with the Offeror and to use its reasonable best efforts to enable the Offeror to acquire the remaining Shares by way of amalgamation, statutory arrangement, capital reorganization or other transaction involving the Target and the Offeror (a “Subsequent Acquisition Transaction”), provided that the consideration offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration offered under the Offer.

Section 2.9            Performance of the Offeror

The Parent hereby unconditionally guarantees the due and punctual performance of each and every obligation of the Offeror arising under this Agreement, including, without limitation, the making of the Offer, subject to the terms of this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1            Representations and Warranties of the Target

The Target hereby represents and warrants to the Parent and the Offeror that, except as disclosed in the Disclosure Letter of Target:

(a)           Organization, Standing and Corporate Power.  The Target has been duly incorporated under applicable law, is validly existing and has the corporate power and authority to own its properties and assets and conduct its businesses as currently owned and conducted, and is duly licensed, registered and qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities making such qualification necessary, except where the failure to be so licensed, registered and qualified would not constitute a Material Adverse Effect in respect of the Target.

(b)           Authority; No Conflict.  The Target has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution, delivery and performance of this Agreement by the Target and the consummation by the Target of the transactions contemplated by this Agreement have been duly authorized by the Board and no other corporate proceedings on the part of the Target are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Target and constitutes a valid and binding obligation of the Target, enforceable against the Target in accordance with its terms subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable laws relating to or affecting creditors’ rights generally, to general principles of equity and to public policy.  The execution and delivery by the Target of this Agreement and the completion of the transactions contemplated hereby will not:

(i)            result in a violation or breach or require any consent to be obtained or give rise to any termination rights or other adverse consequences under any provision of:

(A)          the Target’s or any of the Target Subsidiaries’ Charter Documents;

(B)           any law, regulation, order, judgment or decree applicable to the Target or any of the Target Subsidiaries; or

(C)           any material contract, agreement, license, franchise or permit by which the Target or any of the Target Subsidiaries is bound or is subject or is the beneficiary;

(ii)           give rise to any right of termination, acceleration of indebtedness or constitute a default (or constitute an event which with notice or lapse of time or both would give rise to any right of termination, acceleration of indebtedness or constitute a default), or cause any third party indebtedness owed by the Target or any Target Subsidiaries to come due before its stated maturity or cause any of their available credit to cease to be available;

(iii)          result in the imposition of any Encumbrance upon any assets of the Target or any Target Subsidiaries, or restrict, hinder, impair or limit the ability of the Target or any Target Subsidiaries to carry on the business of the Target or any Target Subsidiaries as and where it is now being carried on or as and where it may be carried on in the future which would, individually or in the aggregate, constitute a Material Adverse Effect in respect of the Target; or

(iv)          result in any change in the rights or obligations of any party under any contract, agreement or licence, franchise or permit to which the Target or any of the Target Subsidiaries is bound or is subject or is the beneficiary.

(c)           Consents and Approvals.  The execution and delivery by the Target of this Agreement and the consummation of the transactions contemplated by this Agreement will not require any notices, reports or other filings to be made by the Target or any of the Target Subsidiaries nor require any consents, registrations, approvals, permits or authorizations to be obtained by the Target or any of the Target Subsidiaries from any Governmental Entity.

(d)           Compliance.  The Target and each of the Target Subsidiaries is in compliance with its Charter Documents and all applicable statutes, laws, ordinances, rules, certificates, orders, injunctions, arbitral awards, grants, regulations and other authorizations of any Governmental Entity, except where the failure to be in compliance would not, individually or in the aggregate, constitute a Material Adverse Effect in respect of the Target.

(e)           Target Support for the Offer.

(i)            the Board, upon consultation with its legal and financial advisors, has unanimously determined that the Offer is in the best interests of the Target, is fair to the Target Shareholders and has unanimously approved the Offer, and has unanimously passed a resolution to recommend that Target Shareholders accept the Offer; and

(ii)           after reasonable inquiry, the Target and the Board has been advised and believes that each of the directors and senior officers of the Target intends to tender their Shares, including (x) the Shares of which he is the beneficial owner, and (y) the Shares issuable on the exercise of all Target Options held by them, to the Offer.

(f)            Target Subsidiaries.  The Target does not have any interests, direct or indirect, in any Person other than in its five subsidiaries: (i) Kenor A.S. (the Target directly owns 100% of the shares outstanding of Kenor A.S.), (ii) Delta Gold Mining Ltd. (the Target indirectly owns 100% of the shares outstanding of Delta Gold Mining Ltd.), (iii) Goldex A.S. (the Target indirectly owns 100% of the shares outstanding of Goldex A.S.), (iv) Scanor A.S. (a joint venture corporation in which the Target indirectly owns 50% of the shares outstanding and ScanMining AB owns 50% of the shares outstanding), and (v) Société Minière de Dinguiraye (the Target indirectly owns 85% of the shares outstanding of Société Minière de Dinguiraye) (collectively, the “Target Subsidiaries”). None of the Target Subsidiaries holds, directly or indirectly, any interest in any Person, other than Kenor A.S.’ equity ownership interests in Delta Gold Mining Ltd., Goldex A.S. and Scanor A.S. and other than Delta Gold Mining Ltd.’s equity interest in Société Minière de Dinguiraye. Each of the Target Subsidiaries has been duly incorporated, is validly existing and in good standing under the laws of its jurisdiction of incorporation, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, constitute a Material Adverse Effect in respect of the Target. All of the outstanding shares or other equity interests in the capital of each of the Target Subsidiaries that is a corporation are validly issued, fully-paid and non-assessable and all such shares or other equity interests are owned free and clear of all Encumbrances, and there are no outstanding options, warrants, conversion privileges or other rights, agreements or commitments (contingent or otherwise) regarding the right to acquire any such shares or other equity interests.

(g)           Mining Permits, Interests and Rights.

(i)            The Material Gold Properties are all of the material mineral properties and projects of the Target and the Target Subsidiaries and the Permits are all of the permits and licences of the Target and the Target Subsidiaries that relate to the Material Gold Properties. The Data Room Information contains a true and complete copy of each Permit.  The Target and the Target Subsidiaries hold either mining leases, mining concessions, mining claims, exploration permits or prospecting permits or other property or proprietary interests or rights, recognized in the jurisdiction in which a particular Material Property is located, in respect of the ore bodies and minerals located in the Material Gold Properties in which the Target or a Target Subsidiary has an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Target or the applicable Target Subsidiary to explore for and, in the case of the Dinguiraye Concession, extract the minerals relating thereto, free and clear of all title defect or Encumbrance, except for such defects in title or Encumbrance that would, individually or in the aggregate, constitute a Material Adverse Effect in respect of the Target.  All Material Gold Property leases or claims and Permits in which the Target or any Target Subsidiary has an interest or right have been validly located and recorded in accordance with all applicable laws; the Target and the Target Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the Material Gold Properties in which the Target and the Target Subsidiaries have an interest granting the Target or the applicable Target Subsidiary the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Target or the applicable Target Subsidiary, with only such exceptions as do not materially interfere with the use made by the Target or the applicable Target Subsidiary of the rights or interests so held, and each of the property interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Target or a Target Subsidiary; and

(ii)           any and all of the Permits, agreements and other documents and instruments pursuant to which the Target or any Target Subsidiary holds an interest in the Material Gold Properties are valid and subsisting Permits, agreements, or documents in full force and effect, enforceable in accordance with terms thereof and the Target or the Target Subsidiary, as applicable, is in compliance with the terms thereof, and such Material Gold Properties, Permits and assets are in good standing under the applicable laws of the jurisdictions in which they are situated.

(h)           Capital Structure.  The authorized capital of the Target consists of an unlimited number of Target Shares and an unlimited number of preferred shares, issuable in series, of which as of the date hereof, 259,757,135 common share were issued and outstanding as fully paid and non-

assessable shares and of which no preferred shares were issued and outstanding.  As of the date hereof, other than an aggregate of 975,000 Target Options and an aggregate of 1,681,000 Target Broker Warrants to acquire an aggregate of 2,656,000 Target Shares which are issued and outstanding, no Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Target or any of the Target Subsidiaries.  There are no outstanding bonds, debentures or other evidences of indebtedness of the Target or any of the Target Subsidiaries having the right to vote with shareholders of the Target or any of the Target Subsidiaries on any matter.  There are no outstanding contractual obligations of the Target or any of the Target Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Shares or shares of any Target Subsidiaries or with respect to the voting or disposition of any outstanding Shares or shares of any Target Subsidiaries.

(i)            Opinion of Financial Advisors.  The Target has received the opinion of each of BMO Nesbitt Burns Inc. and Macquarie North America Ltd., on the date hereof to the effect that, as of the date thereof, the consideration per Share offered pursuant to the Offer is fair from a financial point of view to the holders of Shares, and such opinions have not been withdrawn or modified at the date of the Agreement.

(j)            No Cease Trade.  No order preventing, ceasing or suspending trading in any securities of the Target or prohibiting the issue and sale of securities by the Target has been issued and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of the Target, are pending, contemplated or threatened.

(k)           Securities Filings. The Target has filed with the CSA all forms, reports, schedules, statements and other documents required to be filed by it since December 31, 2004.

(l)            Misrepresentations in Public Disclosure Documents.  Since December 31, 2004, the Public Disclosure Documents filed by the Target at the time filed, except to the extent that such statements have been modified or superseded by a later Public Disclosure Document, (i) did not contain any Misrepresentation and (ii) complied in all material respects with the requirements of applicable Securities Laws.

(m)          Confidential Material Change Reports.  The Target has not filed any confidential material change reports with the CSA since December 31, 2004, which remain confidential.

(n)           Absence of Certain Changes or Events; No Undisclosed Material Liabilities.  Since December 31, 2004, except as contemplated hereby or as disclosed in the Public Disclosure Documents:

(i)            the Target and the Target Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice;

(ii)           no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which is, either individually or in the aggregate, material to the Target and the Target Subsidiaries, on a consolidated basis, has been incurred other than in the ordinary course consistent with past practice or in order to Advance the LEFA Corridor Gold Project;

(iii)          there has not occurred any change or effect which, individually or in the aggregate, constitutes a Material Adverse Effect in respect of the Target;

(iv)          there has not been any change by the Target or any of the Target Subsidiaries in accounting principles, practices or methods;

(v)           neither the Target nor any of the Target Subsidiaries has declared, set aside or paid any dividend or other distribution in cash, stock or property in respect of its capital stock;

(vi)          neither the Target nor any of the Target Subsidiaries has paid any bonus to any director, officer, manager or employee or granted to any director, officer, manager or employee any increase in compensation in any form;

(vii)         other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable or to become payable by the Target or any of the Target Subsidiaries to any of their respective directors or officers, or any grant to any such director or officer of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers; and

(viii)        neither the Target nor any of the Target Subsidiaries has adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(o)           Tax Matters.  The Target and each Target Subsidiary has filed in a timely manner all necessary tax returns and notices required to be filed by them and each of such tax returns and notices were true, complete and correct in all material respects at the time filed.  The Target and each of the Target Subsidiaries has paid all applicable taxes of whatsoever nature to the extent that such taxes have become due or have provided adequate accrual in accordance with GAAP, which are reflected in the Target’s most recently published consolidated financial statements, for any taxes for the periods covered by such financial statements that have not been paid, whether or not being due.  Since the date of Target’s most recently published consolidated financial statements, no material liability for taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary and regular course of business.  The Target and each of the Target Subsidiaries has deducted and remitted to the relevant Governmental Entity on or before the due dates therefor all income taxes, employment insurance contributions, pension plans contributions, employer health tax remittances, sales taxes, use taxes, goods and services taxes and other taxes or deductions or other amounts which it is required by applicable law or contract to so collect and remit to all Governmental Entities or other Persons entitled to receive payment of same.  To the knowledge of the Target, there are no tax deficiencies or interest or penalties accrued or accruing thereon in respect of the Target or any Target Subsidiaries which, in any of the above cases, would constitute a Material Adverse Effect in respect of the Target.  There are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by the Target or any of the Target Subsidiaries or the payment of any tax, governmental charge, penalty, interest or fine against any of them.  There are no actions, suits, proceedings, investigations or claims now threatened or pending against the Target or any Target Subsidiary which could result in a material liability in respect of taxes, charges or levies of any Governmental Entity, penalties, interest, fines, assessments or reassessments or any matters under discussion with any Governmental Entity relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority in respect of the Target or the Target Subsidiaries.

(p)           Environmental Matters.

The Target and the Target Subsidiaries:

(i)            and the assets and operations thereof have been, and are now, in compliance in all material respects with Environmental Laws in respect of a Contaminant including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the

Release thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater;

(ii)           do not have any knowledge of, and have not received any notice of, any material order, directive or claim, or any judicial or administrative proceeding, which may affect, either the Target or any Target Subsidiary, or the assets or operations thereof, including the Material Gold Properties, relating to, or alleging, any violation of Environmental Laws, and neither the Target nor any Target Subsidiary, or the assets or operations thereof, including any of the Material Gold Properties, is the subject of any investigation, evaluation, audit or review by any Governmental Entity to determine whether any violation of Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a Release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Entity;

(iii)          do not store any Contaminants on the Material Gold Properties, have not disposed of any Contaminants in a manner contrary to any Environmental Laws, and there are no Contaminants on any of the premises or properties, including the Material Gold Properties, at which the Target or any Target Subsidiary carries on business, in each case other than in compliance with Environmental Laws;

(iv)          are, to the knowledge of the Target, not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment or non-compliance with Environmental Law; and

(v)           do not have knowledge of any actual facts, circumstances or conditions which could result in a material liability under Environmental Laws or in respect of Contaminants that would individually or in the aggregate, constitute a Material Adverse Effect in respect of the Target.

(q)           Employment.  The Target and each Target Subsidiary is in compliance with all laws and regulations respecting employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations, except where such non-compliance could not, individually or in the aggregate, constitute a Material Adverse Effect in respect of the Target. Neither the Target nor any of the Target Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of the Target or any of the Target Subsidiaries which cannot be terminated without payment upon a maximum of 6 months’ notice.  Neither the Target nor any of the Target Subsidiaries has any employee or consultant whose employment or contract with the Target or the Target Subsidiary, respectively, cannot be terminated without payment upon a maximum of 3 months’ notice.  Neither the Target nor any of the Target Subsidiaries: (i) is a party to any collective bargaining agreement; (ii) is, to the knowledge of the Target, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement; or (iii) is subject to any current, or, to the knowledge of the Target, pending or threatened strike, dispute, slowdown, stoppage, complaint or grievance.

(r)            No Option on Assets.  No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Target or any Target Subsidiary of any of the material assets of the Target or any of the Target Subsidiaries, including but not limited to the Material Gold Properties.

(s)           Indebtedness.  Except as set forth in the Public Disclosure Documents, at the date hereof, the Target and the Target Subsidiaries have no indebtedness for borrowed money of any sort whatsoever, or any obligation to issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other Person.

(t)            Books and Records.  The corporate records and minute books of the Target and, since the date each Target Subsidiary was acquired or incorporated by the Target, the corporate records and minute books of the Target Subsidiaries have been maintained substantially in accordance with all applicable laws and are complete and accurate in all material respects. Financial books and records and accounts of the Target and the Target Subsidiaries in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of the Target and any of the Target Subsidiaries; and (iii) in the case of the Target and the Target Subsidiaries, accurately and fairly reflect the basis for the consolidated financial statements of the Target.

(u)           Target Financial Statements.  The consolidated financial statements of the Target included in the Public Disclosure Documents filed after December 31, 2004 have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may otherwise be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by applicable laws) and fairly present in all material respects the consolidated financial position of the Target as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended.

(v)           Litigation, etc.  (i) There is no suit, claim, action or proceeding pending, or to the knowledge of the Target, threatened against or relating to the Target or any Target Subsidiaries or affecting any of their properties or assets at law or equity or before any Governmental Entity, and (ii) the Target and the Target Subsidiaries are not, nor are their properties or assets, subject to any outstanding material order, writ, judgment, injunction, decree or arbitration order or award. There are no suits, claims, actions or proceedings pending against Target or any Target Subsidiaries seeking to prevent or materially delay the transactions contemplated by this Agreement.

(w)          Bankruptcy or Insolvency.  None of the Target nor any of the Target Subsidiaries has committed an act of bankruptcy or is insolvent, has proposed a compromise or arrangement to its creditors generally, has had a petition or a receiving order in bankruptcy filed, or to the knowledge of the Target, threatened against it, has made a voluntary assignment in bankruptcy, has taken any proceedings with respect to a compromise or arrangement, has taken any proceedings to have itself declared bankrupt or wound-up, has taken any proceedings to have a receiver appointed for any of its property or has had any execution or distress become enforceable or become levied upon any of its property.

(x)            Defaults Under Material Contracts. Neither the Target nor any of the Target Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both would constitute a default under any contract, agreement, license or permit to which any of them is bound which would, individually or in the aggregate have a Material Adverse Effect in respect of the Target.

(y)           Condition of Assets.  To the knowledge of the Target, all real and tangible personal property of the Target and the Target Subsidiaries in respect of the CIL plant was maintained in good repair and was operational and usable at the time such property was acquired by a Target Subsidiary, except where the failure to be in such condition would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Target.

(z)            CIL Plant Insurance. The CIL plant has been insured against loss for transit from Indonesia to the mine site at Léro, Guinea in the replacement value amount of US$70 million.

(aa)         Intellectual Property.  The Target and the Target Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights used by the Target or the Target Subsidiaries except where the failure to own, validly licence or otherwise have the right to use would not, individually or in the aggregate, constitute a Material Adverse Effect in respect of the Target.

(bb)         Pension and Employee Benefits.

(i)            The Target and the Target Subsidiaries have complied, in all material respects, with all the terms of the pension and other employee compensation and benefit obligations of the Target and the Target Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Target or the Target Subsidiaries, as the case may be, (collectively referred to in this subsection as the “Target Plans”), and such Target Plans are fully funded and in good standing with such Governmental Entities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by the Target or any of the Target Subsidiaries from any such Governmental Entity.

(i)            No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Target Plan maintained by or binding upon the Target or any of the Target Subsidiaries being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.

(cc)         Reporting Status.  The Target is a “reporting issuer” or its equivalent in each of the provinces and territories of Canada.  The Shares are not registered under Section 12 of the United States Securities Exchange Act of 1934.  The Shares are only listed on the TSX and the OSE.

(dd)         Certain Contracts.  Neither the Target nor any of the Target Subsidiaries is party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to: (i) limit the manner or the localities in which all or any material portion of the business of the Target or the Target Subsidiaries are conducted; (ii) limit any business practice of the Target or the Target Subsidiary in any material respect; or (iii) restrict any acquisition or disposition of any material property by the Target or any Target Subsidiary in any material respect.

(ee)         LEFA Project Financing.  The Target has sufficient cash and financing available to Advance the LEFA Corridor Gold Project through to the Effective Date.

(ff)           Brokers and Finders; Advisory Fees.  No broker, investment banker, financial advisor or other person, other than BMO Nesbitt Burns Inc. and Macquarie North America Ltd., the fees and expenses of which will be paid by the Target, is entitled to any broker’s, finder’s or financial advisor’s fee based upon arrangements made by or on behalf of the Target.  The Target has delivered to the Parent true and complete copies of all agreements under which any such fees or expenses are payable and all indemnification and other agreements related to the engagement of the persons to whom such fees are payable.

Section 3.2            Representations and Warranties of the Offeror and the Parent

The Offeror and the Parent hereby jointly and severally represent and warrant to the Target that, except as disclosed in the Disclosure Letter of Parent and Offeror:

(a)           Organization, Standing and Corporate Power.  Each of the Offeror and the Parent has been duly incorporated under applicable law, is validly existing and has the corporate power and authority to own its properties and assets and conduct its businesses as currently owned and conducted, and is duly licensed, registered and qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities making such qualification necessary, except where the failure to be so licensed, registered and qualified would not constitute a Material Adverse Effect in respect of the Parent.

(b)           Authority; No Conflict.  Each of the Parent and the Offeror has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution, delivery and performance of this Agreement by each of the Parent and the Offeror and the consummation by each of the Parent and the Offeror of the transactions contemplated by this Agreement have been duly authorized by the board of directors of the Parent and the Offeror, respectively, and no other corporate proceedings on the part of the Parent and the Offeror are necessary to authorize this Agreement or the transactions contemplated hereby.  This Agreement has been duly executed and delivered by each of the Parent and the Offeror and constitutes a valid and binding obligation of each of the Parent and Offeror, enforceable against each of the Parent and the Offeror in accordance with its terms subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable laws relating to or affecting creditors’ rights generally, to general principles of equity and to public policy.  The execution and delivery by each of the Parent and the Offeror of this Agreement and the completion of the transactions contemplated hereby will not:

(i)            result in a violation or breach or except for Required Consents and Approvals of Parent and Offeror, require any consent to be obtained or give rise to any termination rights or other adverse consequences under any provision of:

(A)          the Parent’s or the Offeror’s Charter Documents;

(B)           any law, regulation, order, judgment or decree applicable to the Parent or the Offeror; or

(C)           any material contract, agreement, license, franchise or permit by which the Parent or the Offeror is bound or is subject or is the beneficiary;

(ii)           give rise to any right of termination, acceleration of indebtedness or constitute a default (or constitute an event which with notice or lapse of time or both would give rise to any right of termination, acceleration of indebtedness or constitute a default), or cause any third party indebtedness owed by the Parent or the Offeror to come due before its stated maturity or cause any of their available credit to cease to be available; or

(iii)          result in any change in the rights or obligations of any party under any contract, agreement or licence, franchise or permit to which the Parent or the Offeror is bound or is subject or is the beneficiary.

(c)           Consents and Approvals. Except for the Required Consents and Approvals of Parent and Offeror, the execution and delivery by each of the Parent and the Offeror of this Agreement and the consummation of the transactions contemplated by this Agreement including any Compulsory Acquisition or Subsequent Acquisition Transaction will not require any notices, reports or other filings to be made by the Parent or the Offeror nor require any consents, registrations, approvals, permits or authorizations to be obtained by the Parent or the Offeror from any Governmental Entity.

(d)           Compliance.  Each of the Parent and the Offeror is in compliance with its Charter Documents and all applicable statutes, laws, ordinances, rules, certificates, orders, injunctions, arbitral awards, grants, regulations and other authorizations of any Governmental Entity, except where the failure to be in compliance would not, individually or in the aggregate, constitute a Material Adverse Effect in respect of the Parent.

(e)           Financial Resources.  The Offeror and Parent have made adequate arrangements to ensure that the required funds will be available to effect payment in full for the Shares acquired pursuant to the Offer.  The Parent has received binding and enforceable commitments from potential investors by which such investors have agreed with the Parent to acquire from the Parent, on a private placement basis, Parent Shares and convertible bonds of the Parent, for consideration which amounts to at least US$300,000,000, in aggregate.  Parent has, or has access to, the cash resources necessary to satisfy, in full, the cash portion of the consideration proposed to be offered in the Offer in excess of the US$300,000,000 referred to in the previous sentence which is not less than an additional US$50,000,000.

(f)            Favourable Recommendation to Shareholders. The board of directors of the Parent will recommend that shareholders of the Parent vote in favour of the increase in the authorized capital of the Parent and the private placement of five year senior unsecured convertible bonds and additional Parent Shares, if required by the TSX.

(g)           Ownership of Target Shares.  Parent owns no more than 1,000,000 Target Shares as of the date hereof. The Offeror does not currently own any Target Shares.

(h)           Commitments from Bondholders of Parent. Parent has obtained undertakings from holders of more than 67% of holders of Parent Convertible Bonds to vote or cause to be voted all such bonds beneficially owned, or over which control or direction is exercised, in favour of waiving the threshold for additional borrowings in connection with the Parent’s proposed bond offering to finance the Offer.

(i)            Commitments from Parent Shareholders.  Parent has received binding commitments from holders of Parent Shares owning in aggregate, more than 53% of the Parent Shares outstanding, by which such shareholders have agreed to vote the Parent Shares owned by them in favour of any resolution required to be approved by holders of the Parent Shares in order to give effect to the Offer.

Section 3.3            Investigation

Any investigation by a Party and its advisors shall not mitigate, diminish or affect the representations and warranties given to such Party by the other Parties pursuant to this Agreement.

ARTICLE 4
COVENANTS

Section 4.1            Mutual Covenants of the Parties

Each Party covenants and agrees that, except as otherwise contemplated in this Agreement, until the earlier of the Effective Date and the date upon which this Agreement is terminated pursuant to Article 7, it will:

(1)           issue jointly with the other Parties a press release announcing the Agreement as soon as practicable, which release is in a form acceptable to all Parties, and file a copy of a press release, a material change report and any other document with applicable regulatory authorities as required by Securities Laws in respect of the Agreement; and

(2)           advise the other Parties in writing promptly after it acquires knowledge of:

(a)           any event occurring subsequent to the date of this Agreement that would render any representation or warranty of a Party contained in this Agreement, if made on or as of the date of such event, untrue, inaccurate or incomplete in any material respect (and for any representation or warranty which expressly speaks solely of a specific date, if it would have been untrue, inaccurate or incomplete in respect of such date);

(b)           the occurrence of any change or effect that constitutes a Material Adverse Effect in respect of the Parent or the Target; and

(c)           any breach by any of the Parties of any covenant contained herein.

Section 4.2            Additional Covenants of the Target

The Target covenants and agrees that, prior to the Effective Date, unless the Offeror shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

(1)           The Target shall cooperate with the Offeror and take all reasonable action to support the Offer.

(2)           The Target shall, and shall cause each of the Target Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities in, the usual, ordinary and regular course of business except as may be required in order to comply with the terms of this Agreement, except as required to Advance the LEFA Corridor Gold Project;

(3)           The Target will use commercially reasonable efforts to Advance the LEFA Corridor Gold Project substantially in accordance with those actions set forth in the Disclosure Letter of the Target under the heading “Advance the LEFA Corridor Gold Project”;

(4)           The Target shall not directly or indirectly do or permit to occur, and shall cause each of the Target Subsidiaries not to do or permit to occur, any of the following:

(a)           issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of, encumber or exclusively license (or permit any of the Target Subsidiaries to issue, sell, pledge, lease, dispose of, encumber, exclusively license or agree to issue, sell, pledge, lease, dispose of, encumber or exclusively license) (x) any additional Shares, or any options, warrants, calls, puts, conversion privileges or rights of any kind to acquire any Shares, or other securities of the Target or any of the Target Subsidiaries, except pursuant to the exercise of Target Options and Target Broker Warrants currently outstanding as contemplated by this Agreement and except as required in connection with the US$6,000,000 convertible term loan facility described in the Disclosure Letter of the Target under the heading “Advance the LEFA Corridor Gold Project”; or (y) except in the usual, ordinary and regular course of business consistent with past practice, any assets (including the Material Gold Properties) of the Target or any of the Target Subsidiaries;

(b)           amend or propose to amend the Charter Documents of the Target or any of the Target Subsidiaries;

(c)           split, combine or reclassify any outstanding Shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Shares;

(d)           redeem, purchase or offer to purchase (or permit any of the Target Subsidiaries to redeem, purchase or offer to purchase) any Shares or other securities of the Target or any shares or other securities of any of the Target Subsidiaries;

(e)           reorganize, amalgamate or merge the Target or any of the Target Subsidiaries with any other Person;

(f)            reduce the stated capital of the Target or of any of the Target Subsidiaries;

(g)           acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets, lease or otherwise) any Person, or make any investment either by purchase of shares or securities, contributions of capital (other than to any of the Target Subsidiaries), property transfer or purchase of, any property or assets of any other Person other than in the usual, ordinary and regular course of business consistent with past practice, except as required to Advance the LEFA Corridor Gold Project;

(h)           sell, transfer or assign (or permit any of the Target Subsidiaries to sell, transfer or assign) any interest in any of the Material Gold Properties of the Target and the Target Subsidiaries;

(i)            except as required to Advance the LEFA Corridor Gold Project incur or commit to incur any indebtedness for borrowed money except for indebtedness incurred in the usual, ordinary and regular course of business, or any other material liability or obligation, or issue any debt securities, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person, or make any loans or advances;

(j)            except in the usual, ordinary and regular course of business consistent with past practice, enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(k)           adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Target or any of the Target Subsidiaries;

(l)            pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the usual, ordinary and regular course of business consistent with past practice, of liabilities reflected or reserved against in the Target’s financial statements or incurred in the usual, ordinary and regular course of business consistent with past practice;

(m)          commence or settle any litigation, proceeding, claim, action, assessment or investigation involving the Target or a Target Subsidiary before any Governmental Entity;

(n)           authorize, recommend, propose or agree to any release or relinquishment of any material contractual right or other material right under any license or permit; or

(o)           waive, release, grant or transfer any rights or value or modify or change in any material respect any existing license, lease, permit, contract or other material document, other than in the usual, ordinary and regular course of business consistent with past practice.

(5)           The Target shall not, and shall cause each of the Target Subsidiaries not to modify any Executive Employment Agreement or to enter into or modify any other employment, severance, collective bargaining or similar agreements or arrangements with, or grant any bonuses, salary increases, severance, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation or termination pay to, any officers or directors of the Target or any of the Target Subsidiaries other than pursuant to binding commitments already entered into as disclosed in the Disclosure Letter of Target or expected to be entered into as disclosed in the Disclosure Letter of Target or, in the case of employees of the Target or any of the Target Subsidiaries who are not officers or directors thereof, take any action other than in the usual, ordinary and regular course of business consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to hiring, the grant of any bonuses, salary increases, severance, pension or supplemental pension benefits, retirement allowances, deferred compensation, incentive compensation or termination pay or with respect to any increase of benefits payable in effect on the date hereof.

(6)           The Target shall, as soon as reasonably practicable, send a notice to all holders of Target Options advising them that all outstanding Target Options under the 2005

Stock Option Plan shall expire on the earlier of the Effective Date; (ii) January 15, 2006, and (iii) the normal expiry date of such options, and the Board has taken such actions as are required to cause such Target Options to expire on the earlier of the Effective Date; (ii) January 15, 2006, and (iii) the normal expiry date of such options.

(7)           The Target shall use its reasonable efforts, and cause each of the Target Subsidiaries to use its reasonable efforts, to preserve intact their respective business organizations, assets and goodwill, to maintain their respective mining leases, mining concessions, mining claims, exploration permits or prospecting permits or other property or proprietary interests or rights, including the Permits, in respect of the ore bodies and minerals located in Material Gold Properties in good standing, to keep available the services of its and their officers and employees as a group, to maintain satisfactory relationships with Governmental Entities having relationships with them and suppliers, agents, distributors, customers and others having business relationships with them.  The Target shall not take any action or omit to take any action, or permit any of the Target Subsidiaries to take any action or omit to take any action, which would render, or which reasonably would be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made.  The Target shall promptly notify the Offeror in writing of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated).

(8)           The Target shall continue to file all documents or information required to be filed by the Target under applicable Securities Laws or with the TSX or OSE, in accordance with timelines prescribed under applicable Securities Laws and by the TSX and OSE, and all such documents or information, when filed, shall comply as to form in all material respects with the requirements of applicable Securities Laws and the rules of the TSX and OSE and shall not contain any Misrepresentation.

(9)           The Target shall not make or permit to be made any change to any accounting method, policy or principle used by the Target and the Target Subsidiaries, except as may be prescribed by the Canadian Institute of Chartered Accountants including any prescribed changes to GAAP.

(10)         The Target shall use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions of the Offer set forth in Section 5.2 to this Agreement, to the extent the same is within its control, and take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to support the Offer, including using its reasonable commercial efforts to:

(a)           assist in obtaining all Required Consents and Approvals of Parent and Offeror;

(b)           effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Offer, and participate and appear in any proceedings of either Party before Governmental Entities;

(c)           co-operate with the Offeror to oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affect the Offeror’s ability to consummate the Offer;

(d)           fulfil all conditions and satisfy all provisions of this Agreement applicable to it and the Offer, including delivery of the certificate of its officers contemplated by Section 5.2(5) and 5.2(6);

(e)           co-operate with the Offeror in connection with the performance by it of its obligations hereunder;

(f)            provide the Parent and the Offeror with all information and documentation regarding the Target and the Target Subsidiaries required to complete and comply with all laws with respect to the Offer Documents and any prospectus required by the Parent, including without limiting the generality thereof, all financial information regarding the Target and the Target Subsidiaries required for the preparation of pro forma financial statements; and

(g)           ensure that all information provided in the preceding paragraph contains no Misrepresentation and should it come to the attention of the Target that any such information provided contains a Misrepresentation, the Target shall notify the Parent and the Offeror of same forthwith and provide such additional information as is required to correct the Misrepresentation.

(11)         The Target shall make or co-operate as necessary in the preparation of any exemption applications or orders and any other documents deemed reasonably necessary by the Target, the Offeror or Parent to discharge their respective obligations under applicable laws in connection with the Offer or as required under Securities Laws in order to permit the making or consummation of the Offer.

(12)         The Target shall promptly notify the other Parties if, at any time before the Effective Date, it becomes aware that an application for an order described in Section 4.2(11) contains a Misrepresentation or that otherwise requires an amendment or supplement to such application.  In any such event, the Target will co-operate with the other Parties in the preparation of a supplement or amendment that corrects that Misrepresentation.

(13)         Except as otherwise described in this Agreement, the Target shall not, and shall not permit any of the Target Subsidiaries to, authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by Section 4.1 or the other paragraphs of this Section 4.2.

Section 4.3            Additional Covenants of the Offeror and the Parent

Each of the Offeror and the Parent covenants and agrees that, except as contemplated in this Agreement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(1)           It shall use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions of the Offer set forth in Article 5 to this Agreement, to the extent the same is within its control, and take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, in accordance with the terms thereof, including using its reasonable commercial efforts to:

(a)           obtain all Required Consents and Approvals of Parent and Offeror;

(b)           effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Offer, and any Compulsory Acquisition or Subsequent Acquisition Transaction, and participate and appear in any proceedings of either Party before Governmental Entities;

(c)           oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affect its ability to consummate the Offer; and

(d)           fulfil all conditions and satisfy all provisions of this Agreement applicable to it and the Offer; and

(e)           co-operate with the Target in connection with the performance by the Target of its obligations hereunder.

(2)           The Parent shall:

(a)           file as soon as practicable after the date of this Agreement, a prospectus prepared in compliance with the rules and policies of the OSE:

(b)           in a timely and expeditious manner convene a meeting of holders of Parent Shares as soon as is practicable in order to obtain the Required Consents and Approvals of Parent and Offeror required to be obtained from holders of Parent Shares, and use its best efforts to hold such meeting not later than January 10, 2006 or such later date as may be mutually agreed upon with the Target;

(c)           in a timely and expeditious manner convene a meeting of holders of Parent Convertible Bonds as soon as is practicable in order to obtain the Required Consents and Approvals of Parent and Offeror required to be obtained from holders of Parent Convertible Bonds, and use its best efforts to hold such meeting not later than November 15, 2005 or such later date as may be mutually agreed upon with the Target, or otherwise obtain the Required Consents and Approvals of Parent and Offer required to be obtained from holders of Parent Convertible Bonds in any manner permitted by law;

(d)           proceed in a timely and expeditious manner with its offering of 5 year senior unsecured convertible bonds on a private placement basis and shall use best efforts to complete such offering by not later than January 10, 2006 or such later date as may be mutually agreed upon with the Target; and

(e)           proceed in a timely and expeditious manner with its offering of Parent Shares on a private placement basis and shall use best efforts to complete such offering by not later than January 10, 2006 or such later date as may be mutually agreed upon with the Target.

(3)           Parent and Offeror shall not take any action, or refrain from taking any action or permit any action to be taken or not taken inconsistent with this Agreement or which would reasonably be expected to significantly impede the completion of the Offer, including, without limitation, waiving or releasing any holder of Parent Convertible Bonds or Parent Shares from the commitment provided by such holders as represented in Section 3.2(h) and Section 3.2(i).

(4)           Parent and Offer shall use their reasonable commercial efforts to conduct their affairs so all of their respective representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Date as if made thereon.

(5)           In respect of directors’ and officers’ insurance and indemnities relating to the directors and officers of the Target and the Target Subsidiaries, the Parent and the Offeror agree to and after the Effective Date, to cause the Target to:

(a)           use its best efforts to secure directors’ and officers’ liability insurance coverage for the current and former directors and officers of the Target and the Target Subsidiaries on a six year “trailing” (or “run-off”) basis. If a trailing policy is not available at a reasonable cost, then the Offeror agrees that for the entire period from the Effective Date until six years after the Effective Date, the Offeror will cause the Target or any successor to the Target to arrange for and/or maintain Equivalent Insurance coverage; and

(b)           indemnify and hold harmless and provide advancement of expenses to, all past and present directors and officers of the Target or the Target Subsidiaries to the extent such persons are lawfully entitled to indemnity from the Target or the Target Subsidiaries or have the right to advancement of expenses as of the date of this Agreement pursuant to the Target’s or to the applicable Target Subsidiaries’ Charter Documents or any indemnity agreements therewith for liabilities and obligations of the Target and for acts or omissions occurring on or prior to the Effective Date (including acts or omissions occurring in connection with the approval of this Agreement and consummation of the transactions contemplated hereby). Until the period that is six years from the Effective Date, the Offeror will not (unless it or the Parent assumes such obligations and gives written notice to the beneficiaries thereof to the extent it has knowledge of their respective addresses) wind-up or liquidate the Target or otherwise take any other action to materially adversely affect the legal obligation of the Target to satisfy its indemnity obligations referred to herein.

(6)           This Section 4.3(5)(c) is intended to be for the benefit of, and will be enforceable by, each insured or indemnified party, his or her heirs and his or her legal representatives and, for such purpose, the Target hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this section shall, subject to Section 7.5, survive the termination of this Agreement as a result of the occurrence of the Effective Date.

(7)           Parent and Offeror shall make or co-operate as necessary in the preparation of any exemption applications or orders and any other documents deemed reasonably necessary by the Target, the Offeror or Parent to discharge their respective obligations under applicable laws in connection with the Offer or as required under Securities Laws in order to permit the consummation of the Offer.

(8)           Parent and Offeror shall promptly notify the other Parties if, at any time before the Effective Date, it becomes aware that an application for an order described in Section 4.3(6) contains a Misrepresentation or that otherwise requires an amendment or supplement to such application.  In any such event, each of the Offeror and the Parent will co-operate with the Target in the preparation of a supplement or amendment that corrects that Misrepresentation.

(9)           The Parent shall keep confidential all Confidential Information (as that term is defined in the Confidentiality Agreement) received or communicated to it in accordance with the Confidentiality Agreement. The Parent recognizes and agrees that Confidential Information includes “Personal Information” (as such term is defined in the Personal Information Protection and Electronic Documents Act (Canada)) and agrees that in connection with all such Personal Information the following additional rules will apply:

(a)           the Parent will not, without the prior written consent of the Target, disclose or make available any Personal Information or any portion thereof to any other Person or entity except to their respective representatives who need to access Personal Information. No representative shall be designated by the Parent to access the Personal Information unless such Person agrees to hold the Personal Information confidential and limit the use of such Personal Information to the use of evaluating the Offer; and

(b)           the Parent agrees that the Personal Information disclosed hereunder shall only be used for such purposes as are specified under this Agreement and the Confidentiality Agreement and that Personal Information shall not be sold, transferred or disclosed to any Person or used for any other purpose other than to evaluate the Offer.  Parent will follow all rules and regulations of the Target with respect to the use, destruction, retention and security of Personal Information.

Section 4.4            Waiver

(1)           Any request for a consent, approval or waiver from the Parent or the Offeror in favour of the Target to any prohibited action under this Article 4 (i) shall be sent in writing by the Target to the Parent and the Offeror in accordance with Section 8.9, and (ii) each such written request shall be considered and responded to in a timely manner by Parent and Offeror.

(2)           Any request for a consent, approval or waiver from the Target in favour of the Parent or the Offeror to any prohibited action under this Article 4 (i) shall be sent in writing by the Parent or the Offeror, as the case may be, to the Target in accordance with Section 8.9, and (ii) each such written request shall be considered and responded to in a timely manner by the Target.

ARTICLE 5
CONDITIONS

Section 5.1            Conditions Precedent to Making the Offer

Subject to the provisions of this Agreement, the Offeror shall not be required to make the Offer unless all of the following conditions precedent are satisfied or waived by the Offeror on or prior to the date the Offer is made:

(1)           Following the date hereof, there shall not have occurred any change or effect constituting a Material Adverse Effect in respect of the Target.

(2)           To the extent such covenants may be performed or complied with prior to the date of the Offer, the Target shall have complied in all material respects with the covenants set out in Section 4.1 and Section 4.2 hereof.

(3)           There shall not exist any prohibition at law, including a cease trade order, injunction or other prohibition or order against the Offeror, the Target or the Parent which shall prevent the making of the Offer, the consummation of the Offer or the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction. No act, action, suit or proceeding shall have been taken or threatened before or by any domestic or foreign court or tribunal or Governmental Entity (i) seeking to prohibit or restrict the acquisition by the Parent or the Offeror, directly or indirectly, of any Shares, (ii) seeking to restrain or prohibit the consummation of the Offer or the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, (iii) seeking to obtain from the Parent, the Offeror or the Target any material damages directly or indirectly in connection with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, (iv) seeking to impose limitations on the ability of the Parent or the Offeror to acquire or hold, or exercise full rights of ownership of, directly or indirectly, any Shares, or (v) which, if successful, in the judgment of the Offeror, acting reasonably, is likely to constitute a Material Adverse Effect in respect of the Target or the Parent.

(4)           The Board shall have prepared and approved in final form, printed for distribution to Target Shareholders and delivered to the Offeror for mailing with the Offer Documents the Directors’ Circular, which circular shall contain (i) a recommendation that Target Shareholders accept the Offer, and (ii) a copy of the fairness opinions of BMO Nesbitt Burns Inc. and Macquarie North America Ltd. opining that the price offered under the Offer is fair, from a financial point of view, to Target Shareholders.

Section 5.2            Conditions to the Offer

Subject to the provisions of this Agreement, the Offeror shall have the right to withdraw the Offer and shall not be required to take up, purchase or pay for any Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Effective Date:

(1)           There shall have been validly deposited, directly or indirectly, under the Offer and not withdrawn at the expiry thereof such number of Shares which constitutes at least 66 2/3% of the Shares outstanding (on a fully-diluted basis) (the “Minimum Tender Condition”).

(2)           All Required Consents and Approvals of the Parent and Offeror required to be obtained prior to the Effective Date, which if not obtained, would constitute a Material Adverse Effect in respect of the Parent or the Offeror or would have a material adverse effect on the ability of the Offeror to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, shall have been obtained on terms satisfactory to the Offeror, acting reasonably, to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction.

(3)           Following the date hereof, there shall not have occurred any change or effect constituting a Material Adverse Effect in respect of the Target.

(4)           There shall not exist any prohibition at law, including a cease trade order, injunction or other prohibition or order against the Offeror, the Target or the Parent which shall prevent the taking up or paying for Shares deposited under the Offer, the consummation of the Offer, or the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction.  No act, action, suit or proceeding shall have been taken or threatened before or by any domestic or foreign court or tribunal or Governmental Entity (i) seeking to prohibit or restrict the acquisition by the Parent or the Offeror, directly or indirectly, of any Shares,

(ii) seeking to restrain or prohibit the consummation of the Offer or the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, (iii) seeking to obtain from the Parent, Offeror or the Target any material damages directly or indirectly in connection with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, (iv) seeking to impose limitations on the ability of the Parent or Offeror to acquire or hold, or exercise full rights of ownership of, directly or indirectly, any Shares, or (v) which, if successful, in the judgment of the Offeror, acting reasonably, is likely to constitute a Material Adverse Effect in respect of the Target or the Parent.

(5)           All representations and warranties of the Target qualified by references to materiality or to Material Adverse Effect shall be true and correct, and (ii) all representations and warranties not qualified by materiality or to Material Adverse Effect shall be true and correct in all material respects, and in either case, as if made on and as of the Effective Date (except for representations and warranties that speak as of a specific date which shall speak of that date only) and the Offeror and the Parent shall have received a certificate of the chief executive officer and chief financial officer of the Target (in each case without personal liability) addressed to the Offeror and the Parent and dated as of the Effective Date confirming the same.

(6)           The Target shall have complied in all material respects with all covenants that are to be complied with at or before the Effective Date, and the Offeror and the Parent shall have received a certificate of the chief executive officer and chief financial officer of the Target (in each case without personal liability) addressed to the Offeror and the Parent and dated as of the Effective Date confirming the same.

(7)           The Board shall not have withdrawn any recommendation made by it that Target Shareholders accept the Offer and shall not have issued a recommendation in a manner that has substantially the same effect except in the circumstances set out in Section 6.4.

(8)           The obligations of the Offeror and the Parent hereunder shall not have been terminated pursuant to Article 7 hereof.

The foregoing conditions will be for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances (including any action or inaction by the Offeror or any of its affiliates) giving rise to any such condition. The Offeror may, in the Offeror’s sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Effective Date, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be assessed at any time and from time to time.

ARTICLE 6
ACQUISITION PROPOSALS, NON-SOLICITATION, ETC.

Section 6.1            No solicitation, etc.

Subject to this Article 6, the Target agrees:

(1)           not to, directly or indirectly, through any officer, director, employee, representative or agent of the Target or any of the Target Subsidiaries, solicit, initiate, invite or knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of or participate in any inquiries, proposals or offers regarding an Acquisition Proposal;

(2)           not to participate in any discussions or negotiations regarding any Acquisition Proposal;

(3)           not to withdraw or modify in a manner adverse to the Offeror the unanimous recommendation by the Board of the Offer contemplated hereby;

(4)           not to accept or approve or recommend any Acquisition Proposal or enter into any agreement related to any Acquisition Proposal;

(5)           to immediately cease and cause to be terminated any existing solicitations, encouragements, activities, discussions or negotiations with any Person, any of its subsidiaries or any of their representatives or agents (other than the Offeror and the Parent) with respect to any potential Acquisition Proposal whether or not initiated by the Target;

(6)           not to release or permit the release of any third party from or waive any confidentiality, non-solicitation or standstill agreement to which such third party is a party; and

(7)           to immediately cease to provide any other party with access to non-public information concerning the Target and the Target Subsidiaries and request in accordance with the confidentiality agreement signed with such parties, the return or destruction of all confidential information provided to any third party that has entered into a confidentiality agreement with the Target relating to any potential Acquisition Proposal.

Notwithstanding this Section 6.1, nothing contained in this Section 6.1 or any other provision of this Agreement shall prevent the Board from considering, participating in any discussions or negotiations or providing non-public information in accordance with Section 6.3, to a Person who proposes an Acquisition Proposal that did not result from a breach of Section 6.1 after the Board determines in good faith, after consultation with financial advisors and legal advisors that such Acquisition Proposal if consummated in accordance with its actual or proposed terms, is reasonably likely to result in a Superior Proposal.

Section 6.2            Notification of Acquisition Proposals

The Target shall promptly, and in any event within 24 hours of receipt, notify the Offeror, at first orally and then in writing, of all Acquisition Proposals received by the Target or any amendments to the foregoing, or any request for non-public information concerning the Target or any Target Subsidiary in connection with any potential Acquisition Proposal or for access to the properties, books or records of the Target or any Target Subsidiary in connection with a potential Acquisition Proposal, and shall provide the Offeror with (i) a copy of any written notice from any Person informing it that such Person is considering making, or has made, an Acquisition Proposal, (ii) a copy of any Acquisition Proposal (or any amendment thereto), and (iii) such other details of the Acquisition Proposal, such request or such potential Acquisition Proposal as the Offeror may reasonably request including the identity of the Person making such proposal or request, in each case promptly, and in any event within 24 hours, after it is received by the Target or requested by the Offeror, as the case may be.

Section 6.3            Access to Information

(1)           If the Target receives a request for non-public information concerning the Target and/or the Target Subsidiaries in connection with a possible or actual Acquisition Proposal or for access to the properties, books or records of the Target and/or the Target Subsidiaries or any of them from a Person who proposes an Acquisition Proposal and the Board determines in good faith, after consultation with financial advisors and legal advisors that such possible or actual Acquisition Proposal if consummated in accordance with its actual or proposed terms, is reasonably likely to result in a Superior Proposal, then, and only in such case, the Target may, subject to entering into, and providing the Offeror with a copy of, a confidentiality agreement on substantially the same terms as the Confidentiality Agreement and containing a standstill provision substantially similar to that contained in the Confidentiality Agreement, provide such Person with access to such non-public information, and subject to any restrictions in that regard contained in the Confidentiality Agreement, the Parent will be provided with a list of or copies of the information and access to similar information as that provided to such Person, except to the extent such information was already provided or made available to the Parent.

(2)           The Target shall ensure that its officers, directors, representatives and agents and the Target Subsidiaries and their officers and directors, representatives and agents and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 6.3 and it shall be responsible for any breach of this Section 6.3 by all such parties.

Section 6.4            Changes in Recommendation; Approval of Superior Proposal

If the Target receives an Acquisition Proposal that did not result from a breach of Section 6.1 and which is reasonably likely to constitute a Superior Proposal, the Target may only (i) withdraw or modify in a manner adverse to the Offeror the recommendation of the Board of the Offer; (ii) accept or approve or recommend such Acquisition Proposal or to enter into any agreement related to such Acquisition Proposal; or (iii) terminate this Agreement in accordance with Article 7 if and only if:

(1)           the Target has given written notice to the Offeror that there is a Superior Proposal together with a copy of the Acquisition Proposal document which has been determined and is reasonably likely to be a Superior Proposal;

(2)           the Target has complied with Section 6.5; and

(3)           five Business Days shall have elapsed from the date the Offeror received the notice referred to in Section 6.4(1).

Section 6.5            Right to Match

The Offeror may, but is not required to, during the five Business Day period provided for in Section 6.4(3), offer in writing to amend the terms of this Agreement and the Offer and, if it does so, then the Board shall review any such offer in good faith, in consultation with its financial and outside legal advisors and, if the Board:

(1)           determines that the Acquisition Proposal would thereby cease to be a Superior Proposal, the Target will enter into an amendment to this Agreement reflecting the offer by the Offeror to amend the terms of this Agreement and the Offer; or

(2)           continues to believe that the Acquisition Proposal would nonetheless remain a Superior Proposal, the Target may, provided the Target has paid to the Offeror the Termination Fee, take any of the actions it is permitted to take under Section 6.4.

Section 6.6            Confirmation

The Target shall promptly reaffirm its recommendation of the Offer by press release after: (a) any Acquisition Proposal which is determined by Target not to be a Superior Proposal is publicly announced or made; or (b) the Offeror increases by a written notice to the Target the consideration offered under the Offer to match or better the consideration offered under a Superior Proposal.

Section 6.7            Amendments to Acquisition Proposals

For greater certainty, any amendment of an Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Article 6.

ARTICLE 7
TERM, TERMINATION AND TERMINATION FEE EVENTS

Section 7.1            Term

Except as expressly provided herein, this Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms.

Section 7.2            Termination by Mutual Consent

This Agreement may be terminated at any time prior to the Effective Date by mutual written consent of the Target, the Offeror and Parent by action of their respective boards of directors.

Section 7.3            Termination by the Target

The Target, when not in material default in the performance of its obligations under this Agreement and when not in material breach of its representations and warranties contained herein, may, without prejudice to any other rights, terminate its obligations under this Agreement by written notice to the Offeror:

(1)           in accordance with Section 6.4;

(2)           a Target Termination Fee Event shall have occurred;

(3)           if (i) the Parent or Offeror has failed to observe and perform in all material respects any of the covenants or obligations under this Agreement required to be observed and performed by them, or if any representation or warranty of the Parent or Offeror under this Agreement, is materially untrue or incorrect, (ii) the Target delivers written notice to the Offeror of such breach or default, and (iii) if curable, such breach or default shall not have been cured, by the Offeror by the earlier of the Effective Date or the close of business on the fifth Business Day following the giving of such notice; or

(4)           if the Effective Date has not occurred by January 15, 2006, otherwise than as a result of the breach by the Target of any material covenant or obligation under this Agreement or as a result of any representation or warranty of the Target in this Agreement being materially untrue or incorrect in any material respect;

provided that if a Parent Termination Fee Event shall have occurred, no termination under this Section 7.3 shall be effective unless and until the Target shall have paid to the Parent or the Offeror the Termination Fee in accordance with the terms of Section 7.7 hereto.

Section 7.4            Termination by Parent or Offeror

The Parent or Offeror, when not in material default in the performance of their  obligations under this Agreement and when not in material breach of their representations and warranties contained herein, may, without prejudice to any other rights under this Agreement other than as provided in Section 7.8, terminate their obligations under this Agreement by written notice to the Target if:

(1)           a Parent Termination Fee Event shall have occurred;

(2)           if (i) the Target has failed to observe and perform in all material respects any of the covenants or obligations under this Agreement required to be observed and performed by it, or if any representation or warranty of the Target under this Agreement, is materially untrue or incorrect, (ii) the Parent or Offeror delivers written notice to the Target of such breach or default, and (iii) if curable, such breach or default shall not have been cured, by the Target by the earlier of the Effective Date or the close of business on the fifth Business Day following the giving of such notice;

(3)           after the Latest Mailing Time any condition to making the Offer is not satisfied or waived by such date except if such condition is not satisfied due to a material breach by the Parent or the Offeror of any material covenant or obligation under this Agreement;

(4)           any condition to the Offer is not satisfied or waived by the Effective Date except if such condition is not satisfied due to a material breach by the Parent or the Offeror of any material covenant or obligation under this Agreement;

(5)           if holders of Parent Convertible Bonds fail to provide the requisite approval required in order to obtain the Required Consents and Approvals of Parent and Offeror that are required to be obtained from holders of Parent Convertible Bonds by November 15, 2005;

(6)           if votes cast by holders of Parent Shares at the meeting convened under Section 4.3(2)(b) are insufficient to obtain the Required Consents and Approvals of Parent and Offeror that are required to be obtained from the holders of Parent Shares by January 10, 2005; or

(7)           the Minimum Tender Condition is not satisfied by January 15, 2006.

provided that if a Target Termination Fee Event shall have occurred, no termination under this Section 7.4 shall be effective unless and until the Parent or the Offeror shall have paid to the Target the Termination Fee in accordance with the terms of Section 7.7 hereto.

Section 7.5            Effect of Termination

In the event of the termination of this Agreement pursuant to Section 7.3 or Section 7.4, this Agreement (except for (a) Section 7.6, Section 7.7, Section 7.8 and Section 7.9 and (b) the Confidentiality Agreement) shall forthwith become void and cease to have any force or effect without any liability on the part of either Party hereto or any of its affiliates; provided that nothing in this Section 7.5 shall relieve either Party to this Agreement of liability arising from: (a) any breach of this Agreement occurring prior to the termination thereof; and (b) fraud.

Section 7.6            Termination Fee Events

(1)           A “Parent Termination Fee Event” shall occur if, prior to the Effective Date:

(a)           the Board withdraws or modifies in a manner adverse to the Offeror its approval or recommendation of the Offer and makes a public announcement to that effect;

(b)           the Board accepts or approves or recommends any Acquisition Proposal or causes the Target to enter into any agreement related to any Acquisition Proposal and makes a public announcement to that effect;

(c)           the Board fails to reaffirm its unanimous recommendation that Target Shareholders accept the Offer by press release within a reasonable time after the public announcement or commencement of any Acquisition Proposal and within a reasonable period of time of having been requested to do so by the Offeror (or if the Offer is scheduled to expire, prior to the scheduled expiry of the Offer); or

(d)           an Acquisition Proposal is publicly announced, proposed, offered or made to the Target Shareholders prior to the expiry time of the Offer, the Offer shall have expired and not been consummated by reason of the Minimum Tender Condition not being satisfied and such Acquisition Proposal has been completed within 365 days of the expiry time of the Offer;

provided in each case, the Offeror is not in material default in the performance of its obligations under this Agreement.

(2)           A “Target Termination Fee Event” shall occur if, prior to the Effective Date:

(a)           the representation and warranty of the Parent and Offeror contained in Section 3.2(e) hereto is, or becomes untrue or inaccurate in any way and at any time on or prior to the Effective Date;

(b)           if holders of Parent Convertible Bonds fail to provide the requisite approvals required in order to obtain the Required Consents and Approvals of Parent and Offeror that are required to be obtained from holders of Parent Convertible Bonds by November 15, 2005; or

(c)           if votes cast by holders of Parent Shares at the meeting convened under Section 4.3(2)(b) are insufficient to obtain the Required Consents and Approvals of Parent and Offeror that are required to be obtained from the holders of Parent Shares by January 10, 2005;

provided in each case, the Target is not in material default in the performance of its obligations under this Agreement.

Section 7.7            Payment of Termination Fees

(1)           If this Agreement is terminated by the Offeror upon the occurrence of a Parent Termination Fee Event, the Target shall pay the Termination Fee to the Offeror by bank draft or wire transfer no later than the third Business Day following the termination of this Agreement. If the Target wishes to terminate this Agreement pursuant to Section 7.3 at a time when a Parent Termination Fee Event has previously occurred, it shall pay the Parent Termination Fee to the Offeror by bank draft or wire transfer prior to the termination of this Agreement.

(2)           If this Agreement is terminated by the Target upon the occurrence of a Target Termination Fee Event, the Parent shall pay the Termination Fee to the Target by bank draft or wire transfer no later than the third Business Day following the termination of this Agreement. If the Parent or Offeror wishes to terminate this Agreement pursuant to Section 7.4 at a time when a Target Termination Fee Event has previously occurred, it shall pay the Target Termination Fee to the Target by bank draft or wire transfer prior to the termination of this Agreement.

Section 7.8            Payment of Expense Reimbursement Amount

(1)           If this Agreement is terminated by the Target upon the occurrence of an event contemplated in Section 1.1(3) hereto, the Parent or the Offeror shall pay the Expense Reimbursement Amount to the Target by bank draft or wire transfer no later than the third Business Day following the termination of this Agreement.

(2)           If this Agreement is terminated by the Parent or the Offeror upon the occurrence of an event contemplated in either Section 7.4(2) or Section 7.4(7) hereto, the Target shall pay the Expense Reimbursement Amount to the Parent or the Offeror by bank draft or wire transfer no later than the third Business Day following the termination of this Agreement.

Section 7.9            Liquidated Damages

In the event the fees contemplated by Section 7.7 or 7.8 are paid no other amounts will be due and payable as damages or otherwise by the Target or the Offeror, as the case may be, and the Target or the Offeror hereby accepts that such fee is in lieu of any damages or any other payment or remedy to which it may be entitled.  The Parties agree that such fee constitutes payment of liquidated damages which are a genuine anticipated assessment or estimate of the damages which it will suffer or incur as a result of the event giving rise to such damages and resulting in the termination of this Agreement and does not and will not constitute payment of a penalty.  The Parties irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

ARTICLE 8
GENERAL

Section 8.1            Disclosure

Except as required by Securities Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no Party shall make any public announcement or statement with respect to this Agreement without the approval of the other which shall not be unreasonably withheld or delayed.  Moreover, the Parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of Securities Laws.

Section 8.2            Assignment

This Agreement shall not be otherwise assignable by any Party hereto without the prior written consent of the other Party hereto, which consent may be unreasonably withheld.

Section 8.3            Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to conflict of laws principles).

Section 8.4            Amendments

This Agreement may not be amended except by written agreement signed by all of the Parties to this Agreement.  For greater certainty, the written agreement of those Persons referred to in Section 4.3(5) shall not be required except that no amendment to Section 4.3(5) or relating to a Person’s rights thereunder may be effected on or after the Effective Date without such Person’s written agreement.

Section 8.5            Specific Performance and Other Relief

Subject to Section 7.9, it is recognized and acknowledged that a breach by any Party of any material obligations contained in this Agreement will cause the other Party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved Party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

Section 8.6            Counterparts

This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of telecopier transmission.

Section 8.7            Entire Agreement

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement and understanding between the Parties pertaining to the subject matter hereof.

Section 8.8            Time

Time shall be of the essence in this Agreement.

Section 8.9            Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by telecopier, in the case of:

(a)           the Offeror or the Parent, addressed as follows:

Abbey House
Wellington Way
Weybridge
Surrey
KT13 OTT

Attention:	President and Chief Financial Officer
Telecopier No.:	+44-1932268756

with a copy (which shall not constitute notice) to:

Farris, Vaughan, Wills & Murphy, LLP
2600 – 700 West Georgia Street
Vancouver, British Columbia
V7Y 1B3

Attention:	Cameron G. Belsher
Telecopier No.:	(604) 661-9349

the Target, addressed as follows:

33 St. James’s Square
London, United Kingdom
SW1Y 4JS

Attention:	President and Chief Executive Officer
Telecopier No.:	+44 207 661 9526

and a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attention:	Brian M. Pukier
Telecopier No.:	(416) 947-0866

or to such other address as the relevant Person may from time to time advise by notice in writing given pursuant to this Section.  The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

Section 8.10         Expenses

The Parties agree that, except as otherwise provided herein, all out-of-pocket third party transaction expenses of the Offer, including legal fees, financial advisor fees, regulatory filing fees, all disbursements by advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

Section 8.11         Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of another Party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

Section 8.12         Waiver

No waiver by any Party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

Section 8.13         Language

The Parties have required that this Agreement and all deeds, documents and notices relating to this Agreement be drawn up in the English language.  Les Parties aux présentes ont exigé que le présent contrat et tous autres contrats, documents ou avis afférents aux présentes soient rédigés en langue anglaise.

IN WITNESS WHEREOF the Parties hereto have duly executed this Agreement as of the date first above written.

GUINOR GOLD CORPORATION		CREW ACQUISITION CORP.

By:	“Trevor Schultz”	By:	“Jan Vestrum”
	Name:Trevor Schultz		Name: Jan Vestrum
	Title: President and Chief Executive Officer		Title: President and Chief Executive Officer

CREW GOLD CORPORATION

By:	“Jan Vestrum”
Name: Jan Vestrum
Title: President and Chief Executive Officer

SCHEDULE “A”

MATERIAL GOLD PROPERTIES OF THE TARGET

Terrain	Autorisation d’exploitation minière permits de prospection	Droits miniers attribués	Longitude	Lattitude	Superficie	Date d/attribution	Date d’expiration	Durée
								Période initial	Période de renouvellement
Concession de Dinguiraye	Convention de Base et ordonnance N(O)D/94/024/PR	Exploration, extraction et exploitation d’or, de dimants et d’autres minéraux connexes	10° 24’0” 10° 14’15” 10° 3’ 0” 10° 0’ 0” 10° 0’ 0” 10° 15’ 33” 10° 15’ 33” 10° 22’15” 10° 22’15” 10° 23’30” 10° 23’30” 10° 24’0”	11° 29’0” 11° 29’0” 11°40’0” 11° 40’0” 11° 49’30” 11° 49’30” 11° 58’33” 11° 58’33” 11° 53’0” 11° 53’0” 11° 47’0” 11° 47’0”	1,559.33 km(2)	17 fev 1999	16 fev 2024	25 ans	5 ans

Kobedara (Est)	Permis de prospection no N(O)A2003/032	Permis d’exploration	9°56’0 ” 9°51’0” 9°51’0” 9°56’00”	11°40’00” 11°40’00” 11°30’00” 11°30’00”	169.17 km(2)	15 sept. 2005	15 sept. 2007	2 ans	2 ans

Kobedara (Ouest)	Permis de prospection no N(O)A2003/30	Permis d’exploration	10°03’00” 9°56’00” 9°56’00” 10°03’00”	11°40’00 11°40’00” 11°30’00” 11°30’00”	186.08 km(2)	15 sept. 2005	15 sept. 2007	2 ans	2 ans

Iroda	Permis de prospection no N(O)A2002/42	Permis d’exploration	10°00’00” 9°56’00” 9°56’00” 10°00’00”	11°49’30” 11°49’30” 11°40’00” 11°40’00”	128.57 km(2)	8 nov. 2004	8 nov. 2006	2 ans	2 ans

Boubere	Permis de prospection no N(O)A2002/42	Permis d’exploration	10°07’44” 10°00’00” 10°00’00” 10°07’44”	11°50’03” 11°50’03” 11°49’30” 11°49’30”	14.39 km(2)	15 sept. 2005	15 sept. 2007	2 ans	2 ans

Norum	Permis de prospection no N(O)A2003/7	Permis d’exploration	10°03’00” 10°00’00” 10°13’15”	11°40’00” 11°30’00” 11°30’30”	224.15 km(2)	17 mars 2005	17 mars 2007	2 ans	2 ans

Dantinia		Permis d’exploration	9° 56’ 00” 9° 47’ 00” 9° 47’ 00” 9° 51’ 00” 9° 51’ 00” 9° 56’ 00”	11° 49’ 55” 11° 49’ 55” 11° 45’ 00” 11° 45’ 00” 11° 40’ 00” 11° 40’ 00”	230.20 km(2)	2 juin 2005	2 juin 2007	2 ans	2 ans